Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, California 92008

April 9, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gabriel Eckstein, Esq.
Mail Stop 3030

RE:	Alphatec Holdings, Inc.

    Registration Statement on Form S-3 (File No. 333-164891)

    Acceleration Request

Dear Mr. Eckstein:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Alphatec Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-captioned Registration Statement on Form S-3 to Friday, April 9, 2010, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Michael L. Fantozzi, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000.

Very truly yours,

ALPHATEC HOLDINGS, INC.

/s/ Ebun S. Garner
By:	Ebun S. Garner, Esq.
Its:	General Counsel and Vice President, Compliance

cc:	Russell Mancuso, Esq., Securities and Exchange Commission

Michael L. Fantozzi, Esq., Mintz Levin